03037538

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION FILE NO. 82-3572

October 29, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 18 2003 WASH. D.C. 188 SECTION

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the SEC Form 17-C of JG Summit Holdings, Inc. dated October 13, 2003 re October 10, 2003 Clarification of BusinessWorld (Internet Edition) news article entitled "JG Summit unit gets OK to hike capital.

Thank you very much.

PROCESSED NOV 25 2003 THOMSON FINANCIAL

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: a/s

/mhd/10/29/03

dlw 11/20

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month / Day (Fiscal Year)		FORM TYPE	Month / Day (Annual Meeting)

October 10, 2003 Clarification of BusinessWorld (Internet Edition) news article entitled "JG Summit unit gets OK to hike capital"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 13, 2003**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see the following attached documents:

Annex "A" - **Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated October 10, 2003 in response to the fax letter of PSE in Annex "B" below.**

Annex "B" - **Fax letter of PSE to the Company dated October 10, 2003 requesting for clarification/confirmation of the news article in Annex "C" below.**

Annex "C" - **News article entitled "JG Summit unit gets OK to hike capital" which appeared in the October 10, 2003 issue of the BusinessWorld (Internet Edition).**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

October 13, 2003
(Date)

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

OSCAR L. GOMEZ
2003 OCT 13 PM 2:02

PSE Code – HO 180

October 10, 2003

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Trisha Zamesa
Head, Disclosure Department

Vincent Michael G. Dar
Analyst, Disclosure Department

Gentlemen:

We refer to your fax-letter dated today, October 10, 2003, requesting us to confirm the veracity of the news article entitled "JG Summit unit gets OK to hike capital" which appeared today in the BusinessWorld (Internet Edition).

As previously disclosed last July 24, 2002 and April 8, 2003, JG Summit Holdings Inc. (the "Corporation") approved and commenced the implementation of the quasi-reorganization of JG Summit Petrochemical Corporation (JGSPC), 80% of the capital of which is owned by the Corporation.

In relation with the foregoing quasi-reorganization, the Securities and Exchange Commission has approved the increase in the authorized capital stock of JGSPC to P1.3 billion.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

HP LaserJet 3200se

HP LASERJET 3200

OCT-10-2003 3:31PM

Fax Activity Log

Job	Date	Time	Type	Identification	Duration	Pages	Result
950	10/10/2003	4:04:59AM	Receive	PMI	2:10	2	OK
951	10/10/2003	4:26:08AM	Receive	+	0:42	2	OK
952	10/10/2003	4:44:52AM	Receive		1:20	2	OK
953	10/10/2003	7:34:11AM	Receive		6:43	7	OK
954	10/10/2003	7:54:14AM	Receive		0:48	0	No Fax Detected
955	10/10/2003	7:55:38AM	Receive		1:08	2	OK
956	10/10/2003	8:07:29AM	Receive		0:43	1	OK
957	10/10/2003	8:21:13AM	Receive		0:44	1	OK
958	10/10/2003	8:41:01AM	Receive		0:35	0	No Fax Detected
959	10/10/2003	8:42:44AM	Receive		0:35	0	No Fax Detected
960	10/10/2003	8:44:30AM	Receive		0:35	0	No Fax Detected
961	10/10/2003	8:45:43AM	Send	8156001	1:26	2	OK
962	10/10/2003	8:51:15AM	Receive		0:50	1	OK
963	10/10/2003	8:55:56AM	Receive	632 8919043	1:57	3	OK
964	10/10/2003	9:00:55AM	Receive		0:36	0	No Fax Detected
965	10/10/2003	9:03:15AM	Receive		3:29	5	OK
966	10/10/2003	9:12:27AM	Receive		0:35	0	No Fax Detected
967	10/10/2003	9:14:29AM	Receive	632 8919043	1:47	3	OK
968	10/10/2003	9:29:49AM	Receive		1:18	1	Comm Error 232
969	10/10/2003	9:32:29AM	Receive		0:35	0	No Fax Detected
970	10/10/2003	9:33:39AM	Receive		0:37	0	No Fax Detected
971	10/10/2003	9:35:52AM	Receive		2:16	3	OK
972	10/10/2003	9:44:08AM	Receive	8784056	1:14	1	OK
973	10/10/2003	10:32:35AM	Receive	6334135	1:30	2	OK
974	10/10/2003	10:50:59AM	Receive		13:33	3	Stop
975	10/10/2003	11:05:56AM	Send	8103110	9:15	14	OK
976	10/10/2003	11:15:54AM	Receive		0:30	1	OK
977	10/10/2003	11:17:34AM	Receive	8671913	1:02	1	OK
978	10/10/2003	11:19:14AM	Receive		8:11	5	OK
979	10/10/2003	11:28:53AM	Receive		0:35	0	No Fax Detected
980	10/10/2003	11:30:03AM	Receive		1:36	1	OK
981	10/10/2003	11:36:59AM	Receive	8784056	1:13	1	OK
982	10/10/2003	12:03:40PM	Receive	63 2 8485282	1:52	2	OK
983	10/10/2003	12:33:10PM	Receive	8671913	1:40	2	OK
984	10/10/2003	1:41:10PM	Send	00862159512314	2:06	2	OK
985	10/10/2003	2:10:21PM	Receive		0:34	0	No Fax Detected
986	10/10/2003	2:19:02PM	Receive		1:16	5	OK
987	10/10/2003	3:29:08PM	Send	6360809	0:00	0	Busy
988	10/10/2003	3:29:56PM	Send	6360809 PSE	0:48	1	OK
989	10/10/2003	3:30:49PM	Send	6360809	0:03	0	Stop

Cpy 2 y 2

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road, Ortigas Center, Pasig City
Fax No. 636-0809

RECEIVED
OCT 10 2003
OFFICE OF THE CORPORATE SECRETARY

To	:	**ATTY. ROSALINDA F. RIVERA** *Assistant Corporate Secretary*
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"JG Summit unit gets OK to hike capital"**
Date	:	**October 10, 2003**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit unit gets OK to hike capital" published in the October 10, 2003 issue of the BusinessWorld (Internet Edition). The article reported that:

> *"The Securities and Exchange Commission (SEC) has allowed JG Summit Holdings' petrochemical unit to raise its authorized capital to PhP1.3 billion to PhP1.3 billion.*
>
> *JG Summit Petrochemical Corp. had applied for the increase of its authorized capital to PhP1.3 billion from PhP155.67 million as part of an expansion program. x x x*
>
> *Under the debt-to-equity plan, loans extended to JG Summit Petrochemical by JG Summit Holdings amounting to about $100 million would be converted. Marubeni would assume a loan from the Japan Bank for International Cooperation, which it has guaranteed for JG Summit Petrochemical, and convert it into equity. x x x"*

In view thereof, please confirm the veracity of the information contained in the said news article **on or before 11:00 a.m. today, October 10, 2003**, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,

VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:

TRISHA M. ZAMESA
Head, Disclosure Department



MANILA, PHILIPPINES | Friday, October 10, 2003

JG Summit unit gets OK to hike capital

The Securities and Exchange Commission (SEC) has allowed JG Summit Holdings' petrochemical unit to raise its authorized capital to PhP1.3 billion.

JG Summit Petrochemical Corp. had applied for the increase of its authorized capital to PhP1.3 billion from PhP155.67 million as part of an expansion program.

Its paid-up capital was maintained at PhP361.75 million.

The company is a joint venture between Gokongwei-led JG Summit Holdings, with 80%, and Marubeni Corp. of Japan, 20%.

Earlier this year, JG Summit Petrochemicals initiated a quasi-reorganization to wipe out the company's capital deficiency. The plan was first announced in July 2002.

The parent firm had earlier announced plans to infuse PhP6.5 billion more into the petrochemical unit this year. This would have reduced interest expenses as well as make the unit more competitive.

Under the debt-to-equity plan, loans extended to JG Summit Petrochemical by JG Summit Holdings amounting to about $100 million would be converted. Marubeni would assume a loan from the Japan Bank for International Cooperation, which it has guaranteed for JG Summit Petrochemical, and convert it into equity.

JG Petrochemical, which makes plastic materials, has been burdened by huge interest expenses and principal payments, as well as problems brought by the weak economy.

The company has a production capacity of 180,000 metric tons of polypropylene and 175,000 metric tons of polyethylene annually.

For the first three months of the year, JG Summit said consolidated revenues amounted to PhP12.8 billion, up 9.1% from last year's PhP11.73 billion. The firm largely attributed the increase to the 83.1% revenue


eBanking

billion. The firm largely attributed the increase to the [illegible]% revenue growth posted in the first quarter by its petrochemical subsidiary.

JG Summit Petrochemicals reported net sales of PhP1.42 billion in the first quarter, almost double the PhP778 million it posted in 2002. **-- Cathy Rose A. Garcia**

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